Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CAI International, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-143000) on Form S-8 of CAI International, Inc. of our reports dated March 15, 2010, with respect to the consolidated balance sheets of CAI International, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cumulative redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of CAI International, Inc.

/s/ KPMG LLP

San Francisco, California
March 15, 2010